CLECO POWER LLC	EXHIBIT 12(b)

Computation of Ratios of Earnings to Fixed Charges

UNAUDITED (THOUSANDS, EXCEPT RATIOS)	2014		2013		2012		2011		2010
Earnings from continuing operations	$154,316		$150,410		$146,848		$142,835		$147,405
Income taxes	76,974		79,381		68,133		69,409		75,107
Earnings from continuing operations before income taxes	$231,290		$229,791		$214,981		$212,244		$222,512
Fixed charges:
Interest	$73,140		$80,905		$81,515		$96,495		$81,015
Amortization of debt expense, premium, net	3,113		3,088		2,819		2,382		2,279
Portion of rentals representative of an interest factor	489		488		489		493		431
Interest of capitalized lease	488		622		1,618		1,787		3,972
Total fixed charges	$77,230		$85,103		$86,441		$101,157		$87,697
Earnings from continuing operations before income taxes	$231,290		$229,791		$214,981		$212,244		$222,512
Plus: total fixed charges from above	77,230		85,103		86,441		101,157		87,697
Plus: amortization of capitalized interest	447		204		—		—		—
Earnings from continuing operations before income taxes and fixed charges	$308,967		$315,098		$301,422		$313,401		$310,209
Ratio of earnings to fixed charges	4.00	x	3.70	x	3.49	x	3.10	x	3.54	x